FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Year Ended March 31, 2006

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 1, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer Chief Financial Officer

Consolidated Financial Results for the Year Ended March 31, 2006

    [Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, April 28, 2006 – Mitsui & Co., Ltd. announced its consolidated financial results for the year ended March 31, 2006.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Satoshi Tanaka, General Manager, Investor Relations Division     TEL 81-3-3285-7533

1.	Consolidated financial results for the year ended March 31, 2006 (Unaudited)

(from April 1, 2005 to March 31, 2006)

(1)	Consolidated operating results information

	Revenues		Income from continuing operations before income taxes, minority interests and equity in earnings		Net income		Total trading transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Year ended March 31, 2006	4,115,478	17.8	253,182	49.8	202,409	67.1	14,885,728	9.6
Year ended March 31, 2005	3,494,634	17.6	169,056	81.0	121,136	77.1	13,583,948	10.7

	Net income per share, basic	Net income per share, diluted	Return on equity	Income from continuing operations before income taxes, minority interests and equity in earnings to total assets ratio	Income from continuing operations before income taxes, minority interests and equity in earnings to total trading transactions ratio
	Yen	Yen	%	%	%
Year ended March 31, 2006	126.26	118.85	14.5	3.1	1.7
Year ended March 31, 2005	76.55	72.12	11.6	2.4	1.2

Notes:

1.	Equity in earnings of associated companies – net for the years ended March 31, 2006 and 2005 were ¥94,248 million and ¥64,302 million, respectively.

2.	Average number of shares outstanding during the years ended March 31, 2006 and 2005 were 1,603,096,145 and 1,582,472,783 respectively.

3.	Change in accounting principles applied : No

4.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions represent changes from the previous year.

5.	Parentheses represent negative figures or decreases.

6.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively, the “companies”) act as principal and transactions in which the companies serve as agent.
Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP.
The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

7.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the year ended March 31, 2005 relating to discontinued operations have been reclassified.

(2)	Consolidated financial position information

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of Yen	Millions of Yen	%	Yen
March 31, 2006	8,573,578	1,677,907	19.6	973.85
March 31, 2005	7,593,387	1,222,828	14.8	709.66

Note: Number of shares outstanding at March 31, 2006 and 2005 were 1,722,954,068 and 1,582,210,630, respectively

(3)	Consolidated cash flows information

	Net cash provided by operating activities	Net cash used in investing activities	Net cash provided by financing activities	Cash and cash equivalents at end of year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Year ended March 31, 2006	146,396	(347,332)	92,269	697,065
Year ended March 31, 2005	200,069	(224,010)	171,321	791,810

(4)	Number of consolidated subsidiaries and associated companies accounted for by the equity method

Consolidated subsidiaries : 376     Associated companies accounted for by the equity method : 206

(5)	Changes in number of consolidated subsidiaries and associated companies accounted for by the equity method

Consolidated subsidiaries : increase 33, decrease 84

Associated companies accounted for by the equity method : increase 20, decrease 110

2. Forecast of consolidated operating results for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

	Total trading transactions	Net income
	Millions of Yen	Millions of Yen
Year ending March 31, 2007	15,000,000	240,000

Note: Forecasted basic net income per share for the year ending March 31, 2007 is Yen 139.30

A Cautionary Note on Forward–Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Management Policies

Our aim is to utilize Mitsui’s comprehensive business engineering capabilities and global network to create new value as a global business enabler. Through development of new management approaches and the allocation of management resources into areas of strategic priority, we are working to create sustainable profit growth and maximize corporate value.

1. Management strategy and progress report

1) Medium-term Strategic and Financial Plan to March 31, 2006

In May 2004 we announced Global Growth 2006, our Medium-term Strategic and Financial Plan (“Mid-term Plan”) for the two-year period to March 31, 2006 that provided a blueprint for a new stage of growth across our entire organization. The key elements of this plan were as follows. We plan to announce our operating plan for the period April 1, 2007 onward on May 10, 2006.

(1) Recognition of our operating environment

We created the Mid-term Plan based on an awareness of the following key points with regard to our longer-term operating environment.

•	Accelerating pace of globalization: The influence of new and rapidly developing countries such as China—and the other so-called BRICs countries of Brazil, Russia and India—is growing, and unified regional economies are developing within Asia, Europe and the Americas

•	Changes driven by IT: A rapid shift is taking place from supply-driven economies to consumer-driven economies

•	Heightened focus on sustainability: There is growing global concern about health, safety and the environment, and companies are expected to demonstrate higher levels of corporate social responsibility

(2) Key initiatives

Mitsui has positioned the two-year period of the Mid-term Plan as a period to create the foundations for future growth, based on the following core initiatives.

(a) Continuous review of Mitsui’s business portfolio

•	In order to be able to rapidly and efficiently implement our global strategy, we have reorganized our operations into 13 business units from the previous 19, including the establishment of two new units: the Consumer Service Business Unit and the Transportation Logistics Business Unit. Moreover, in order to improve the effectiveness and efficiency of our domestic operations, we introduced a new operating structure to cover domestic branch offices under the management of business units in headquarters by individual product lines.

•	The Mid-term Plan devoted ¥400 billion of investment over the two year period to March 2006, comprising ¥300 billion in our core areas of strength—mineral, energy and plant project businesses—and ¥100 billion to develop or strengthen other key areas, consumer products and services businesses, lifestyle-related businesses and automobile-related businesses. The majority of this investment is being directed to areas that are expected to contribute to consolidated performance in the years after the end of the Mid-term Plan.

•	We will continue to review the performance and commercial viability of our subsidiaries and associated companies, using quantitative metrics such as profit after cost of capital to decide whether to divest, restructure or take other appropriate actions regarding individual companies.

(b) Evolution of our business models leveraging our business engineering capabilities

We intend to generate further growth, strengthening our existing core businesses while anticipating structural changes in all regions to take the lead in developing new business opportunities. Through the following three business creation strategies we intend to make powerful use of our business engineering capabilities.

•	We seek to construct an optimal value chain by leveraging our core capabilities in marketing, financing and logistics.

•	Concomitant with the rapid acceleration of globalization, we seek to leverage our global network to meet customers’ needs.

•	We are developing new capabilities and businesses, through researching and commercializing technology, pursuing solutions-based projects and undertaking other measures that effectively bring together Mitsui’s knowledge and skills.

(c) Implementation of global strategy

In response to the development of unified regional economies in Asia, Europe and the Americas, we will strengthen operations in areas of growth, such as Greater China, Central and Eastern Europe, Russia/CIS, Brazil and Chile, forming strategic alliances with leading domestic and international companies as appropriate. At the same time we will take steps to inculcate the Mitsui culture throughout our operations, by training and recruiting people globally.

(d) Strengthening corporate governance and Corporate Social Responsibility (“CSR”) initiatives

We will strengthen corporate governance and internal controls and focus on CSR with the aim of improving the quality and transparency of our managerial processes and meeting the trust placed in us by stakeholders. We also reviewed our dividend policy to maximize shareholder value.

3) Quantitative targets for the Medium-term Strategic and Financial Plan to March 2006

Our target for the final year of the Mid-term Plan ending March 2006 was to achieve consolidated net income of ¥100 billion with a 9% return on equity and a net debt(*)-to-equity ratio (“net DER”) of around 3 times.

(*)	Net debt means interest-bearing debt less cash and cash equivalents and time deposits

(a) Outlook for operating performance during the Mid-term Plan

•	Although losses incurred by loss-making subsidiaries and associated companies increased to ¥53.4 billion for the year ended March 2004, including one-time charges arising from business restructuring and withdrawals, measures in this area were expected to reduce this figure to around ¥20 billion in each of the years of the Mid-term Plan.

•	The Mid-term Plan was based on an exchange rate of US$1 = ¥105, and crude oil prices referenced to JCC (Japan Crude Cocktail) of US$28/bbl in the year to March 31, 2005 and US$27/bbl in the year to March 31, 2006. Other than a slight decrease in the Energy Segment from conservative estimates of oil prices, earnings were expected to increase in nearly all segments, aided by the rapid recovery in the performance of the Machinery, Electronics & Information Business Segment and Overseas operating segments.

(b) Outlook for financial position at the end of the Mid-term Plan

Reflecting the increased investment outlined above, we estimated that total assets at the end of the Mid-term Plan in March 2006 would be ¥7.3 trillion, ¥600 billion higher than at the end of March 2004. Boosted by retained earnings, shareholders’ equity was estimated to rise by ¥140 billion to ¥1.1 trillion.

2) Progress on Medium-term Strategic and Financial Plan to March 31, 2006

(1) Progress on key initiatives

(a) Continuous review of business portfolio

(i) Investment plan

In the core areas of mineral resource, energy and infrastructure projects, investment has taken place ahead of the planned basis. In the fiscal years ended March 31, 2005 and March 31, 2006, investments(*) totaled ¥260 billion and ¥420 billion respectively.

(*)	Including acquisition of property, plant and equipment

•	Core areas

Mineral resource and energy:

In the mineral resource and energy field, a strong area for us, costs for acquisition of interests and development have been increasing along with the rising commodity prices. Accordingly we have been focusing on key projects currently under development and expansion of existing projects, while taking a selective approach to acquisition of new interests.

•	Oil and gas development business

Investments in the Sakhalin II project in Russia and the Enfield oil development area in Western Australia, which are key projects currently under development, increased in the current period to ¥102.4 billion yen and ¥29.5 billion yen respectively. Further, a final decision was taken to invest in the development of Vincent oil field near the Enfield oil field. The planned scale of our investment is approximately ¥34 billion yen. Mitsui’s LNG operations were diversified through a new investment of ¥15.9 billion in a LNG development project in Equatorial Guinea. In addition, we increased our equity share in our associated company Mitsui Oil Exploration Co. Ltd. and are going to hold a 50.34% stake in the company by the end of March 2007.

As we communicated in July 2005, the total budget for the Phase 2 development of the Sakhalin II project is expected to increase to approximately US$20 billion from the initial US$10 billion, with delivery of the first LNG shipment postponed from the end of 2007 to mid-2008, due to several factors including a significant increase in the cost of construction materials and expenses for environmental measures. In the midst of tight global energy supply, together with partners Royal Dutch Shell plc and Mitsubishi Corporation, we will make every effort to accelerate delivery of the first shipment of LNG and lower the overall project cost.

•	Mineral resource business

In response to increasing demand from China and other countries, we have continued to expand the production capacity of existing iron ore and coal mines in Australia, with further investments in the period under review of approximately ¥30.6 billion, following investments in the previous year of ¥12.6 billion. Moreover, we invested ¥7.8 billion in the Goro Nickel Project in New Caledonia. Future investments planned for Australia include:

-	approximately ¥35.0 billion for expansion during the period 2005-2007 of the Moura mine, which is a joint operation with Anglo American;

-	approximately ¥17.0 billion for the development of the new Lake Lindsay coal mine, scheduled to begin production in the second half of 2006; and

-	approximately ¥13.0 billion to expand coal mining operations with BHP Billiton from 2006 to 2008.

We are also planning to invest approximately ¥9.0 billion in the Denisovskaya Coal Mining Project, our first coal mining development in Russia, scheduled to begin production in 2006.

Infrastructure projects business:

In infrastructure projects business, following participation in the acquisition in the previous period of the overseas power generation portfolio formerly owned by Edison Mission Energy, Mitsui invested ¥13.7 billion in the acquisition of Saltend power plant in the United Kingdom. With this acquisition, as of the end of March 2006 Mitsui’s equity share in generating capacity was approximately 3,270 MW, of which 2,510 MW was operational and 760 MW was under construction. Furthermore, we entered into an agreement to purchase Gás Participações Ltda. (“Gaspart”) which owns share equities jointly with the state-owned petroleum company Petrobras) in local gas distribution companies in various states in Brazil. The total purchase price was ¥28.8 billion. In Thailand, we acquired 35% of the total issued shares of the water supply company Thai Tap Water Supply Company Limited. The acquisition price was ¥11.0 billion.

•	Other key areas

In consumer products and services business, Mitsui has invested ¥50 billion in the shares of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co. Ltd.(*) Mitsui has a comprehensive business alliance with Seven & I Holdings Co. Ltd. and intends to strengthen this alliance and expand joint operations.

(*)	Those two companies are currently owned by Seven & I Holdings Co. Ltd.

(ii) Capital increase by a public offering

To meet such active demand for investment funds, Mitsui implemented public stock offerings and allocations of stock to third parties for 139.75 million shares between February and March 2006, raising ¥203.8 billion.

(iii) Measuring and improving the performance of subsidiaries and associated companies continues to be an important management issue. The President of Mitsui meets twice a year for face-to-face discussions with the Chief Operating Officers of each business unit as part of ongoing, comprehensive, companywide measures to review and optimize the business portfolio.

•	The combined sum of net income and net loss from subsidiaries and associated companies for the period under review improved ¥48.7 billion year on year from ¥150.4 billion to ¥199.1 billion. The combined sum of net income from profitable subsidiaries and associated companies increased by ¥76.4 billion year on year from ¥184.9 to ¥261.3 billion mainly due to an increase in net income of mineral resource and energy related subsidiaries and associated companies. Conversely, the combined sum of net loss from loss-making subsidiaries and associated companies increased by ¥27.5 billion from ¥34.5 billion to ¥62.2 billion. This consisted of a ¥14.5 billion after-tax loss at U.S. aluminum smelter Mitalco Inc. caused by impairment losses on fixed assets due to the sharp rise in the price of electricity and other factors, and of ¥10.9 billion after-tax loss at MITSUI FOODS CO., LTD. caused by impairment losses on fixed assets in line with reorganization of distribution bases and other factors. MITSUI FOODS CO., LTD. agreed in April 2006 to form an alliance with leading Japanese food wholesaler Kokubu & Co. Ltd. and began to adopt Kokubu’s superior management method as part of a drive to improve its business and operations. The increase of ¥6.7 billion (before tax) in interest expenses on development investment for the Sakhalin II project also contributed to the increased combined loss.

(b) Evolution to our new business models leveraging business engineering capabilities

•	In consumer services businesses, we are bringing together the functions of each business unit to plan and develop products and services for a diverse range of consumer lifestyles. We are also increasing our involvement in media-related businesses, through initiatives such as our acquisition of license for BS digital broadcasting which we intend to start up in December 2007, and the start of investigations into joint development of mobile phone-based internet services with Tokyo Broadcasting System, Inc. In March 2005, we jointly established Mall and SC Development, Inc. with Ito-Yokado Co. Ltd. to pursue the development and management of shopping malls and shopping centers.

•	Mitsui and Co. Logistics Partners, Ltd. has been managing the first logistics facilities real estate investment trust (REIT) in Japan.

•	We have also been expanding outsourcing business in diverse areas including through medical and pharmaceutical outsourcing business Quintiles Transnational Japan K.K., as well as Moshi-Moshi Hotline, Inc., a call center and telemarketing service company.

(c) Implementation of global strategy

(i) Establishment of Asian Regional Managing Directorship

We introduced an Asian Regional Managing Directorship in April 2005 as part of our strategy to pursue and develop new business opportunities arising from the development of the network economy based on China, ASEAN countries and India. The Regional Managing Director has broad authority and responsibility. As well as seeking to expand cross-border trading transactions and business investment through organization of Mitsui’s business portfolio in the region, it will seek to foster and strengthen Mitsui’s human resources in local areas.

(ii) Introduction of Business Division System in Europe

In response to the increasingly borderless nature of economies in Europe and opportunities arising in emerging markets such as Central and Eastern Europe, Russia and CIS, the former system based on overseas trading subsidiaries and offices in each country has been abolished, and instead Divisional Operating Officers, reporting directly to the Managing Director of Mitsui & Co. Europe PLC, are currently responsible for each product across Europe as a whole.

(iii) Establishment of three sales and trading companies in China

In September 2005, we received approval from the Chinese Ministry of Commerce to establish three wholly owned trading companies, permitting Mitsui to conduct import and export and wholesale trade domestically within China under its own name and title. With the establishment of these three trading companies, Mitsui will trade in a broader range of products, including added value services in finance and logistics.

(d) Enhancing management systems to support growth

(i) Compliance with U.S. Sarbanes-Oxley Act

As we are listed on the U.S. NASDAQ, we are currently working to ensure compliance with Section 404 of the Sarbanes-Oxley Act (“SOX 404”), which will apply from the fiscal year ending in March 2007. To establish the system for internal controls over financial reporting required by SOX 404, we have been documenting the control process, conducting rehearsal audits on the respective internal controls, and making improvements as necessary.

(ii) Reorganization of Corporate Staff Divisions

After giving repeated consideration to how to achieve a corporate staff organization that is efficient and high in expertise, we reorganized the corporate staff divisions from April 1, 2006. As well as reconstructing the integrated risk management system to address the risks that arise in an expanding consolidated group, we redefined and clarified the primary roles and responsibilities of each business unit in establishing and operating the internal controls system.

(iii) Strengthening of compliance system

Based on the lessons learnt from the DPF data falsification incident, we are working to ensure thorough compliance awareness among all officers and employees. We have been providing training for employees, and in September 2005 we established Compliance Week, held workshops and lecture presentations, and publicized the contents of the discussions throughout the company.

(2) Progress toward quantitative targets

(a) Operating results for the year ended March 31, 2006

For the year ended March 31, 2006, we recorded net income of ¥202.4 billion, a significant increase of 67% over the previous year. Please also refer to “Highlights of Consolidated Financial Results for the Fiscal Year Ended March 31, 2006” for detailed information by operating segment.

•	Supported by the tight global mineral resource and energy supply-demand balance and higher market prices during the Medium-term Financial and Strategic Plan to March 31, 2006, our profit drivers — the iron ore and coal mining business and the oil and LNG upstream businesses — continued to contribute significantly. Trading activities in basic materials such as steel products and petrochemical products also showed strong performance.

•	The earnings base is expanding in the strong automobile and shipping businesses, overseas power generation business, and the information business including Telepark Corp. We are successfully achieving improved results in overseas bases such as the Americas. Conversely foods and retail business recorded reduced earnings due to the reorganization of domestic distribution facilities at MITSUI FOODS CO., LTD.

(b) Financial conditions as of March 31, 2006

•	Total assets as of March 2006 was ¥8.6 trillion, a significant increase from ¥7.6 trillion as of March 2005. The increase can be broadly classified into increased current assets due to increased business and increased investments and fixed assets. Total investments and fixed assets stood at ¥3.8 trillion as of March 2006. As a result of increased shareholders’ equity including through public offerings, the net debt-to-equity ratio (DER) declined from 2.42 times as of March 2005 to 1.69 times. The ROE increased to 14.5% compared to 11.6% for the year ended March 31, 2005. For further information, please see “Highlights of Consolidated Financial Results for the Fiscal Year Ended March 31, 2006.”

2. Key topics

1) Response to DPF incident

Following our discovery of the diesel particulate filter (“DPF”) data falsification incident(*) in November 2004, we have worked to respond to users through free replacement of the DPFs or reimbursement of the amount paid for them in exchange for their redemption. As a result of considerable efforts, we had redeemed 98% of the DPFs as of April 27, 2006.

We are implementing measures to prevent the occurrence of similar incidents, and at the same time are striving to recover social trust in the Company and its operations.

(*)	For information about the DPF incident and subsequent Mitsui response, please see the Mitsui website (http://www.mitsui.co.jp/tkabz/english/news/2004/041121_dpf.html).

2) “Medium-term Management Outlook”

In the period of the Medium-term Strategic and Financial Plan to March 31, 2006, Mitsui achieved operating results that far exceeded its quantitative targets, partly attributable to the rises in the commodity prices. We also invested actively in core areas and other key areas. Meanwhile, we are aware of further room for improvement in areas including achieving a more dynamic allocation of management resources, ensuring strict compliance and internal controls, and seeking a sustainable business models from the perspective of fulfilling our Corporate Social Responsibility (CSR).

Mitsui has considered from a company-wide perspective the business models and portfolio it should aspire to develop over the next three to five years and the initiatives necessary to achieve that form, and based on this formulated a new “Medium-term Management Outlook.” We intend to focus on four areas:

(1) development of a strategic business portfolio;

(2) evolution to a new growth model leveraging our business engineering capabilities;

(3) implementation of a global business strategy; and

(4) enhancing management systems that support growth while increasing social trust in Mitsui. We plan to announce detailed information on this matter on May 10, 2006.

3. Dividend policy

In order to maximize shareholder value we seek to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders. Specifically, we have set the target dividend payout ratio of 20% of consolidated net income, and through improving the performance of the company aim to steadily increase dividends from their current levels.

For the year ended March 31, 2006, we plan to pay an annual dividend of ¥24, ¥9 per share higher than the previous year. For the year ending March 31, 2007, we will closely review improvements in business performance with the aim of increasing dividends for the year above current levels, based on the policy outlined above.

4. Share trading unit

Our capital market policy reflects the importance of securing long-term, stable shareholders and expanding our investor base. We carefully review the appropriateness of our minimum share trading unit and investor distribution on an annual basis.

Highlights of Consolidated Financial Results for the Year Ended March 31, 2006

1. Operating Results for the Year Ended March 31, 2006

(1) Operating Environment

During the year ended March 31, 2006, the global economy continued its steady expansion. This was driven by the growth in the United States, as well as emerging countries in Asia, particularly China, which contributed to a substantial increase in global trade. Strong demand worldwide resulted in a rising trend of commodity prices, including in crude oil, iron raw materials (iron ore and metallurgical coal) and non ferrous metals. The Japanese economy came to an autonomous recovery, as the corporate sector recorded strong increase in capital investment reflecting steady growth of earnings and the improved employment and personal income supported steady personal consumptions.

(2) Summary of operations for the Year Ended March 31, 2006

An overview of the results of the operations for the year ended March 31, 2006 is set forth below:

•	For the year ended March 31, 2006, Mitsui & Co., Ltd. and its subsidiaries (“the Group”) recorded net income of ¥202.4 billion, an increase of ¥81.3 billion, or 67.1%, from ¥121.1 billion for the year ended March 31, 2005, mainly attributable to increase in gross profit and equity in earnings. Most of operating segments except for the Foods & Retail Segment recorded improved operating results reflecting favorable economic environment.

•	The combined sum of net income and net loss from subsidiaries and associated companies for the year ended March 31, 2006 was ¥199.1 billion, an improvement of ¥48.7 billion from ¥150.4 billion for the year ended March 31, 2005. The combined sum of net loss from unprofitable subsidiaries and associated companies was ¥62.2 billion primarily attributable to losses at Mitalco Inc. and MITSUI FOODS CO., LTD., and increased interest expenses for investment in the Sakhalin II project.

•	Total assets as of March 31, 2006 was ¥8.6 trillion, an increase of ¥1.0 trillion from ¥7.6 trillion as of March 31, 2005, mainly due to investments in energy and mineral resources businesses as well as foods and retail businesses, and the increases in unrealized holding gains on available-for-sale securities and trade receivables. As a result of public offering and increased retained earnings, the shareholders’ equity as of March 31, 2006 was ¥1.7 trillion, an increase of ¥0.6 trillion from ¥1.1 trillion as of March 31, 2005, and Net DER as of March 31, 2006 was 1.69 times, compared to 2.42 times as of March 31, 2005. The return on equity for the year ended March 31, 2006 was 14.5%, compared to 11.6 % for the year ended March 31, 2005.

•	Net cash provided by operating activities for the year ended March 31, 2006 was ¥146.4 billion, reflecting the steady growth of the operating income, while net cash used in investing activities was ¥347.3 billion, attributable to investments mainly in energy and mineral resources businesses. As a result, free cash flow for the year ended March 31, 2006 was net outflow of ¥200.9 billion.

2. Results of Operations

(1) Consolidated results of operations

Gross Profit

Gross profit for the year ended March 31, 2006 was ¥816.6 billion, an increase of ¥107.7 billion or 15.2 % from ¥708.9 billion for the year ended March 31, 2005. This was due to the following:

•	Reflecting the rising price of mineral resources and increased production, the Group saw significant growth in gross profit at iron ore mining subsidiaries, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Sesa Goa Limited (India), at a coal mining subsidiary, Mitsui Coal Holdings Pty. Ltd. (Australia), and at oil and gas subsidiaries Mitsui E&P Middle East B.V. (Netherlands) which develops and produces oil and gas in Oman and Mittwell Energy Resources Pty., Ltd. (Australia), which sells crude oil and condensate.

•	Trading activities in basic materials such as steel products and petrochemical products continued to show strong performance, reflecting firm overall market prices while the price rise range varied by product. Overseas automotive-related subsidiaries, especially in Asia and the Americas, performed well.

•	In the Lifestyle, Consumer Service, Information, Electronics and Telecommunication Segment, there were increased contributions from a subsidiary Telepark Corp. (Japan) with growth in cell phone agency sale. NextCom K.K. (Japan), formerly an associated company, became a subsidiary in the third quarter of the year ended March 31, 2005.

•	Gross profit in the Foods & Retail Segment declined due to poor performance in the beverage and other food businesses.

•	Spot and derivative trading of crude oil and oil products showed almost the same level of strong performance as seen in the year ended March 31, 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended March 31, 2006 were ¥550.8 billion, an increase of ¥41.2 billion, or 8.1%, from ¥509.6 billion for the year ended March 31, 2005.

•	Personnel expenses increased by ¥25.2 billion compared to the year ended March 31, 2005. The principal factors for the increase were increases in trader bonuses paid at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and Westport Petroleum, Inc. (United States); and the effect of newly acquired domestic subsidiaries such as NextCom K.K. (Japan) acquired in the third quarter of the year ended March 31, 2005 and Hokushuren Co. Ltd acquired during the year ended March 31, 2006.

•	Communication and information expenses increased by ¥3.9 billion compared to the year ended March 31, 2005 mainly due to the introduction of a new enterprise resource planning system.

Provision for Doubtful Receivables

Provision for Doubtful Receivables for the year ended March 31, 2006 was ¥0.0 billion, a reduction of ¥8.8 billion, or 100.0%, from ¥8.8 billion for the year ended March 31, 2005. In both the years ended March 31, 2006 and 2005, provision for doubtful receivables consisted mainly of individually small provisions for a number of customers. Improvement in the year ended March 31, 2006 was partly attributable to collection of debts which had been written off in the past.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the year ended March 31, 2006 was ¥21.6 billion, an increase by ¥13.7 billion, or 173.4%, from ¥7.9 billion for the year ended March 31, 2005 mainly due to the rise in U.S. dollar interest rates and the increase in interest-bearing debt associated with investments in energy resources developments such as the Sakhalin II project. Interest bearing debt was ¥3.57 trillion, ¥3.54 trillion and ¥3.34 trillion as of March 31, 2006, 2005 and 2004, respectively. For further information, please see “Assets and Liabilities and Shareholders’ Equity”.

For the reference of short term interest levels, the yearly average of 3 month Libor of Japanese Yen and U.S. dollar as of month end dates for the year ended March 31, 2006 and 2005 are provided below.

Yearly average of 3 month Libor(%p.a.)
	Year Ended March 31,
	2006	2005
Japanese Yen	0.07	0.05
U.S. Dollar	4.12	2.13

Dividend Income

Dividend income for the year ended March 31, 2006 was ¥30.7 billion, an increase of ¥6.1 billion, or 24.8%, from ¥24.6 billion for the year ended March 31, 2005.

Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥13.4 billion, an increase by ¥0.6 billion from the year ended March 31, 2005. There was a ¥2.0 billion dividend from an investment company related to gains on sales of interests in telecommunication companies in Africa and increases in dividends from various domestic listed companies.

Gain on Sales of Securities

Gain on sales of securities for the year ended March 31, 2006 was ¥37.9 billion, an increase by ¥1.4 billion, or 3.8%, from ¥36.5 billion for the year ended March 31, 2005. The major factors were as below:

•	In the year ended March 31, 2006, the Group recorded a gain from the exchange of shares of Seven & I Holdings Co., Ltd, one of Japan’s leading diversified retailers, and gains on the sales of the shares in mobile communication carriers, including Metro PCS, Inc. in the United States, KDDI CORPORATION in Japan and PT Excelcomindo Pratama, Tbk. in Indonesia.

•	In the year ended March 31, 2005, the Group reported a gain on the sale of shares in Vodafone K.K., a Japanese cell-phone carrier, Telepark Corp. and Bangkok Polyethylene Public Company Limited.

Loss on Write-Down of Securities

The loss on write-down of securities for the year ended March 31, 2006 was ¥10.6 billion, a decrease by ¥5.9 billion or 35.8%, from ¥16.5 billion for the year ended March 31, 2005. The Group recorded losses on write-down of non-marketable securities such as shares of satellite broadcasters and IT related companies in the year ended March 31, 2005, while individually small losses were accumulated in the year ended March 31, 2006.

Gains on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2006 was ¥6.0 billion, a decrease of ¥0.5 billion, or 7.7%, from ¥6.5 billion for the year ended March 31, 2005. In the year ended March 31, 2006 and 2005, the parent company (“the Company”) recorded a gain on sale of its real estate including corporate dormitories and residences.

Impairment Loss of Long-Lived Assets

The impairment loss of long-lived assets for the year ended March 31, 2006 was ¥36.1 billion, an increase by ¥15.5 billion or 75.2%, from ¥20.6 billion for the year ended March 31, 2005. The main elements for the year ended March 31, 2006 were impairment losses on property and equipment owned by an aluminum smelting subsidiary Mitalco Inc. (United States); and land and facilities of MITSUI FOODS CO., LTD. (Japan). The main elements for the year ended March 31, 2005 were impairment losses on property and equipment owned by Mitalco Inc. and land for development purposes held by the Company.

Compensation and Other Charges Related to the DPF Incident

The Company recorded by way of user response charges and subsidy compensation ¥36.0 billion for the year ended March 31, 2005. For the year ended March 31, 2006, the Company recorded an additional user response charge of ¥9.0 billion.

Other Expense—Net

Other expense—net for the year ended March 31, 2006 was ¥9.9 billion, an increase by ¥1.9 billion or 23.8%, from ¥8.0 billion for the year ended March 31, 2005 due mainly to impairment losses on goodwill and other expenses at Mitalco Inc. In the year ended March 31, 2005 those expenses consisted of a number of individually small expenses.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2006 was ¥94.2 billion, an increase by ¥29.9 billion, or 46.5%, from ¥64.3 billion for the year ended March 31, 2005. This was mainly attributable to the strong performance of mineral resources and energy related associated companies due to higher market prices for their products and increased production. These companies include Japan Australia LNG (MIMI) Pty. Ltd. (Australia), an LNG and oil development associated company, and Valepar S.A. (Brazil), a controlling shareholder of mineral resources company Companhia Vale do Rio Doce in Brazil.

As a result of these developments, for the year ended March 31, 2006, the Group recorded net income of ¥202.4 billion, an increase of ¥81.3 billion or 67.1%, from ¥121.1 billion for the year ended March 31, 2005.

(2) Operating Results by Operating Segment

Iron & Steel Products Segment

Gross profit for the year ended March 31, 2006 was ¥54.4 billion, an increase of ¥7.1 billion from ¥47.3 billion for the year ended March 31, 2005. A demand/supply balance for high-end products such as steel tubular products and steel plates for shipbuilding and automobiles was tightened due to high oil prices. The growth in export of these products contributed to an increase in gross profit at the Company. However, there has been a weak trend of market prices for some of steel products due to excessive supply from China since around the middle of the year ended March 31, 2006.

Operating income for the year ended March 31, 2006 was ¥26.5 billion, an increase of ¥10.2 billion from ¥16.3 billion for the year ended March 31, 2005, reflecting the above-mentioned increase in gross profit and improvement in provision for doubtful receivables.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥2.9 billion, an increase of ¥1.2 billion from ¥1.7 billion for the year ended March 31, 2005, due to contribution by domestic associated companies.

Reflecting the above, net income for the year ended March 31, 2006 was ¥19.4 billion, a ¥7.8 billion increase from ¥11.6 billion for the year ended March 31, 2005.

Iron & Steel Raw Materials and Non-Ferrous Metals Segment

Gross profit for the year ended March 31, 2006 was ¥110.8 billion, a significant increase of ¥36.6 billion from ¥74.2 billion for the year ended March 31, 2005. Main elements of the increase were as follows:

•	Iron ore prices under long-term contracts for the year ended March 31, 2006 rose by 71.5 % compared to the year ended March 31, 2005. This resulted in major increases in gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia) by ¥17.9 billion and Sesa Goa Limited (India) by ¥5.6 billion compared to the year ended March 31, 2005.

•	The long-term contract prices for metallurgical coal and thermal coal for the year ended March 31, 2006 also rose sharply. Prices for representative Australian metallurgical coal rose to U.S.$125 per ton/FOB for the year ended March 31, 2006, a 120 % rise over the U.S.$57 per ton/FOB for the year ended March 31, 2005. Mitsui Coal Holdings Pty. Ltd. (Australia) recorded a ¥13.8 billion increase in gross profit compared to the year ended March 31, 2005, although it was partly offset by increased production cost such as surging fuel and material cost.

Reflecting an increase in gross profit, operating income for the year ended March 31, 2006 was ¥87.2 billion, an increase of ¥35.3 billion from ¥51.9 billion for the year ended March 31, 2005.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥28.7 billion, an increase of ¥8.0 billion from ¥20.7 billion for the year ended March 31, 2005. Major factors were as below:

•	Supported by higher market prices of their products, Valepar S.A. (Brazil) recorded an ¥8.2 billion increase.

•	Companhia Minera Dona Ines de Collahuasi SCM (Chile) has started to declare dividends, and therefore the Group has recognized a tax effect on its retained earnings for the additional Chilean tax charged to dividend recipients, which resulted in a ¥4.1 billion decline in equity in earnings.

Net income for the year ended March 31, 2006 was ¥54.7 billion, a ¥19.3 billion increase from ¥35.4 billion for the year ended March 31, 2005. This significant increase resulted from the improvement in both operating income and equity in earnings of associated companies.

On the other hand, considering deterioration in the terms of the power purchase contract during the course of renewal negotiations, an aluminum smelting subsidiary, Mitalco Inc. recorded ¥11.8 billion impairment losses on the plant facilities, and ¥10.5 billion other expenses related to impairment on goodwill and other expenses.

As of April 28, 2006, iron ore prices under long-term contracts for the year ending March 31, 2007 are under negotiation between overseas major mining houses and large scale customers including Japanese steel makers. Prices negotiation for representative Australian metallurgical coal for the year ending March 31, 2007 was settled, and the prices fell around 10% compared to the year ended March 31, 2006.

Machinery & Infrastructure Projects Segment

The gross profit for the year ended March 31, 2006 was ¥90.6 billion, an increase of ¥7.7 billion from ¥82.9 billion for the year ended March 31, 2005. Gross profit rose at overseas subsidiaries engaged in the motor cycle business in Asia and automotive business in Americas. There were also contributions from a newly acquired construction machinery subsidiary in the United States.

Operating income for the year ended March 31, 2006 was ¥21.7 billion, a slight increase of ¥0.1 billion from ¥21.6 billion for the year ended March 31, 2005, because the increase in gross profit was mostly offset by increases in selling, general and administrative expenses mainly in those subsidiaries which showed growth in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥14.6 billion, an increase of ¥4.6 billion from ¥10.0 billion for the year ended March 31, 2005 mainly because of the contribution of IPM Eagle LLP (United Kingdom), which is engaged in overseas power generation businesses, and strong performance in ship and marine project related businesses.

Net income for the year ended March 31, 2006 was ¥30.6 billion, an increase of ¥9.7 billion from ¥20.9 billion for the year ended March 31, 2005, principally due to the improvement in operating income and equity in earnings.

Chemical Segment

For the year ended March 31, 2006, gross profit was ¥97.8 billion, an increase of ¥10.7 billion from ¥87.1 billion for the year ended March 31, 2005. The major factors were as follows:

•	During the year ended March 31, 2006, overall market prices of petrochemical products stayed high, reflecting the high crude oil price, and the Group’s petrochemicals trading continued to benefit from favorable market conditions as in the previous year. Due to higher ammonia prices, PT Kaltim Pasifik Amoniak (Indonesia) reported increases in gross profit. On the other hand, there were one time unrealized holding losses on certain long term petrochemical purchase contracts for the year ended March 31, 2005.

•	Gross profit declined at a feed additive manufacturing subsidiary Novus International, Inc. (United States) due to rising raw material costs and the adverse effects of the hurricanes which hit the United States.

•	The Company increased gross profit in trading of plastics, electronic materials and crystalline liquid for IT related industries and inorganic raw materials such as salt and sulfur, reflecting increasing demand of those materials.

Operating income for the year ended March 31, 2006 was ¥34.0 billion, an increase of ¥9.4 billion from ¥24.6 billion for the year ended March 31, 2005, because of the increase in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥3.2 billion a slight increase of ¥0.7 billion from ¥2.5 billion for the year ended March 31, 2005, mainly due to the contribution of International Methanol Company which is engaged in methanol manufacturing operations in Saudi Arabia, following the commencement of commercial operation of a plant.

Net income for the year ended March 31, 2006 was ¥12.1 billion, an increase of ¥19.0 billion compared to a ¥6.9 billion net loss for the year ended March 31, 2005. In addition to the improvement in operating income and equity in earnings of associated companies, the major factors were as follows:

•	The Company recorded ¥9.0 billion compensation and other charges related to the DPF incident for the year ended March 31, 2006, while it recorded the amount of ¥36.0 billion for the year ended March 31, 2005.

•	In the year ended March 31, 2005, the Group sold shares in Bangkok Polyethylene Public Company Limited, and recognized a ¥3.2 billion gain, of which ¥2.5 billion was attributable to this segment.

Energy Segment

Crude oil prices (JCC: Japan Crude Cocktail), which is reflected in revenues of the Group’s oil and gas producing subsidiaries and associated companies, rose to U.S.$50 per barrel in average for the year ended March 31, 2006 from U.S.$36 per barrel for the year ended March 31, 2005.

Gross profit for the year ended March 31, 2006 was ¥84.7 billion, an increase by ¥12.1 billion from ¥72.6 billion for the year ended March 31, 2005 mainly due to the following factors:

•	Rising crude oil prices resulted in an increase in gross profit of overseas subsidiaries engaged in the development and production of oil and gas, such as Mitsui E&P Middle East B.V. (Netherlands) operating in Oman by ¥10.8 billion and Mittwell Energy Resources Pty., Ltd. (Australia) by ¥6.8 billion.

•	The Company sold all of the shares in Arcadia Petroleum Ltd. (United Kingdom) during the year ended March 31, 2006. As Arcadia Petroleum Ltd. recorded an exceptionally good performance in crude oil trading for the year ended March 31, 2005, it resulted in ¥12.3 billion decrease in gross profit for the year ended March 31, 2006. However, the Group recorded increases in gross profit for oil products trading at Mitsui Oil (Asia) Pte. Ltd. (Singapore) and Mitsui Oil (Asia) Hong Kong Ltd. by ¥2.7 billion and ¥1.9 billion, respectively, reflecting the strong demand in Asia and higher crude oil prices.

•	Combined total gross profit of Mitsui Oil Co., Ltd. (Japan) and Mitsui Liquefied Gas Co., Ltd. (Japan), both domestic petroleum products and gas wholesale and retail subsidiaries, decreased by ¥2.0 billion because of rising costs caused by the higher crude oil prices.

Operating income for the year ended March 31, 2006 was ¥52.0 billion, an increase by ¥16.5 billion from ¥35.5 billion for the year ended March 31, 2005, reflecting the increase in gross profit.

Reflecting higher crude oil prices and production expansion, equity in earnings of associated companies for the year ended March 31, 2006 was ¥33.8 billion, an increase by ¥9.3 billion from ¥24.5 billion for the year ended March 31, 2005. This significant increase was mainly attributable to Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which is involved in natural gas, crude oil and condensate exploration, development and marketing in Western Australia and Mitsui Oil Exploration Co., Ltd. (Japan), which is mainly engaged in the production of gas and crude oil in offshore Thailand.

Net income for the year ended March 31, 2006 was ¥40.9 billion, a decrease by ¥1.9 billion from ¥42.8 billion for the year ended March 31, 2005. The increases in operating income and equity in earnings were more than offset by:

•	An increase in interest expenses at Mitsui Sakhalin Holdings B.V. (Netherlands) by ¥6.7 billion due to the rise in U.S. dollar interest rates and increase in interest bearing debt related to the Sakhalin II project.

•	Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥13.4 billion, an increase by ¥0.6 billion from the year ended March 31, 2005.

•	An increase in income taxes associated with the increase in dividend payment from overseas subsidiaries and associated companies.

Foods & Retail Segment

Gross profit for the year ended March 31, 2006 was ¥79.9 billion, a ¥5.4 billion decrease from ¥85.3 billion for the year ended March 31, 2005. The major factors to this decline, in spite of contribution by a newly acquired subsidiary Hokushuren Co., Ltd, were as follows:

•	For the year ended March 31, 2006, transactions decreased at the Company in the beverage businesses, compared to the year ended March 31, 2005 when the sharp growth driven by the summer heat wave was recorded in the year ended March 31, 2005. Transactions also decreased in marine products and cheese businesses.

•	Gross profit of Mitsui Norin Co., Ltd. (Japan) decreased by ¥2.0 billion due to decline in sales of catechin, a substance in tea.

•	Gross profit of MITSUI FOODS CO., LTD. (Japan) decreased by ¥1.7 billion due to termination of business relations with The Daiei, Inc, a national retailer.

Operating income for the year ended March 31, 2006 was ¥9.2 billion, a decrease by ¥8.6 billion from ¥17.8 billion for the year ended March 31, 2005 due to the increase in selling, general and administrative expenses attributable to the acquisition of Hokushuren Co., Ltd and an increase in personnel expenses mainly at MITSUI FOODS CO., LTD. (Japan) associated with the establishment of new distribution bases, as well as the above-mentioned decrease in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥3.5 billion, a ¥1.3 billion increase from ¥2.2 billion for the year ended March 31, 2005. This was primarily due to the contribution from Ventura Foods LLC (United States), a food oil processing products manufacturer, reflecting improvement in raw material cost.

This segment recorded net loss of ¥3.2 billion for the year ended March 31, 2006, a ¥13.8 billion decrease from ¥10.6 billion net income for the year ended March 31, 2005. This decline was mainly attributable to the decrease in operating income and a ¥6.0 billion impairment losses at MITSUI FOODS CO., LTD. (Japan) on land and distribution facilities which would be idle as a result of reorganization of distribution bases, while the Group recorded a ¥4.2 billion gain from the exchange of shares of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., for newly issued shares of Seven & I Holdings Co., Ltd., one of Japan’s leading diversified retailers.

Lifestyle, Consumer Service, Information, Electronics and Telecommunication Segment

Gross profit for the year ended March 31, 2006 was ¥128.4 billion, a ¥6.6 billion from ¥121.8 billion for the year ended March 31, 2005. The major factors to this decline were as follows:

•	In IT related business fields, gross profit rose at Telepark Corp. (Japan). There were also contributions from new subsidiaries such as NextCom K.K. (Japan) which became a subsidiary in the third quarter of the year ended March 31, 2005.

•	In lifestyle business fields, this segment recorded decrease due to withdrawal from cement businesses and overall poor performance in textile businesses.

•	In consumer service business fields, Mitsui Bussan House-Techno, Inc. (Japan) recorded a decline due to decreased revenues from houses built for sale.

Operating income for the year ended March 31, 2006 was ¥25.0 billion, an increase by ¥1.0 billion from ¥24.0 billion for the year ended March 31, 2005. The above-mentioned improvement in gross profit was partly offset by increases in selling, general and administrative expenses and provisions for doubtful expenses at Mitsui Bussan Forestry Co., Ltd.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥3.5 billion, a ¥3.8 billion improvement from ¥0.3 billion loss for the year ended March 31, 2005. QVC Japan, Inc. (Japan), a television shopping service company, and AIM Service Co., Ltd. (Japan), a food catering service company contributed to this improvement.

Net income for the year ended March 31, 2006 was ¥17.5 billion, a ¥5.7 billion decrease from ¥11.8 billion for the year ended March 31, 2005 principally due to the improvement in operating income and equity in earnings. Other major factors were as follows:

•	Gains on sales of securities decreased ¥3.4 billion compared to the year ended March 31, 2005. For the year ended March 31, 2006, there were gains on sales of shares in Metor PCS, Inc. in the United States, KDDI CORPORATION in Japan and PT Excelcomindo Pratama, Tbk in Indonesia amounting to ¥3.5 billion , ¥2.9 billion and ¥2.0 billion, respectively. For the year ended March 31, 2005, there were gains on sales of shares in Vodafone Japan K.K. and Telepark Corp. amounting to ¥7.2 billion and ¥5.7 billion, respectively, as well as a ¥ 3.7 billion gain associated with the merger of NextCom K.K.

•	For the year ended March 31, 2005, this segment recorded losses on write-down of securities in satellite broadcasting companies for ¥3.1 billion.

•	For the year ended March 31, 2006, a ¥2.0 billion dividend was received from an investment company related to gains on the sale of various interests in telecommunication companies in Africa.

Logistics & Financial Markets Segment

For the year ended March 31, 2006, gross profit was ¥51.4 billion, an increase by ¥4.7 billion from ¥46.7 billion for the year ended March 31, 2005. Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) showed continuously strong performance at energy derivative trading and reported increase over the year ended March 31, 2005.

Operating income for the year ended March 31, 2006 was ¥17.6 billion, a decrease by ¥0.9 billion from ¥18.5 billion for the year ended March 31, 2005, reflecting increase in personnel expenses at Mitsui & Co. Energy Risk Management Ltd. and an acquisition of subsidiaries which are engaged in investment in funds.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥4.0 billion, a ¥1.6 billion increase from ¥2.4 billion for the year ended March 31, 2005.

Net income for the year ended March 31, 2006 was ¥13.4 billion, an increase by ¥1.6 billion from ¥11.8 billion for the year ended March 31, 2005.

Americas Segment

Gross profit for the year ended March 31, 2006 was ¥61.6 billion, an increase by ¥11.7 billion from ¥49.9 billion for the year ended March 31, 2005. A petroleum products trading subsidiary Westport Petroleum, Inc. (United States) recorded a significant increase by ¥13.2 billion and a steel pipe sales subsidiaries Champions Pipe & Supply, Inc. (United States) recorded ¥1.7 billion increase. In addition, there was a contribution by ¥1.2 billion from CornerStone Research & Development Inc. which was acquired during the year ended March 31, 2005. However, gross profit decreased by ¥1.9 billion at Portac, Inc. (United States), which produces lumber and lumber products, due to a fall in the prices of its products.

Operating Income for the year ended March 31, 2006 was ¥21.7 billion, a ¥7.0 billion increase from ¥14.7 billion for the year ended March 31, 2005, reflecting the increase in gross profit, which was partly offset by higher trader bonus at Westport Petroleum, Inc.

Net income for the year ended March 31, 2006 was ¥12.7 billion, a slight increase by ¥0.4 billion from ¥12.3 billion for the year ended March 31, 2005. The increase in operating income was offset by following factors:

•	Interest expenses at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries increased by ¥3.0 billion resulting from a rise in U.S. dollar interest rates.

•	Mitsui & Co. (U.S.A.), Inc. has a minority interest in Mitalco Inc. and shared net losses of this subsidiary for the year ended March 31, 2005 and 2006 with the Iron & Steel Raw Materials and Non-Ferrous Metals Segment

Europe Segment

Gross profit for the year ended March 31, 2006 was ¥22.5 billion, an increase of ¥1.8 billion from ¥20.7 billion for the year ended March 31, 2005, which was largely attributable to growth in steel pipes and organic chemical trading businesses.

Operating income for the year ended March 31, 2006 was ¥4.1 billion, a ¥1.7 billion increase from ¥2.4 billion for the year ended March 31, 2005, reflecting the increase in gross profit.

Net income for the year ended March 31, 2006 was ¥4.9 billion, a ¥2.0 billion increase from ¥2.9 billion for the year ended March 31, 2005.

This segment had a minority share interest in Arcadia Petroleum Ltd. which was sold during the year ended March 31, 2006. The increase in operating income was partly offset by a decline in contribution from Arcadia Petroleum Ltd.

Asia Segment

Gross profit for the year ended March 31, 2006 was ¥27.4 billion, a ¥5.6 billion increase from ¥21.8 billion for the year ended March 31, 2005. This was attributable to the good performance at the Singapore branch in the chemical businesses and continuing favorable conditions for steel products and chemical trading businesses for Mitsui & Co. (Hong Kong) and the other trading subsidiaries in China.

Operating income for the year ended March 31, 2006 was ¥10.7 billion, a ¥2.9 billion increase from ¥7.8 billion for the year ended March 31, 2005. The increase in gross profit was offset by increases in selling, general and administrative expenses mainly at trading subsidiaries in China and a provision for doubtful receivables at a trading subsidiary in Thailand.

Net income for the year ended March 31, 2006 was ¥9.3 billion, a ¥1.3 billion increase from ¥8.0 billion for the year ended March 31, 2005.

Other Overseas Segment

Net income for the year ended March 31, 2006 was ¥14.3 billion, an ¥8.5 billion increase from ¥5.8 billion for the year ended March 31, 2005. This was due to the contribution to the segment of its interests in Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Coal Holdings Pty. Ltd. (Australia), which showed strong growth in net income for the year ended March 31, 2006, as described under the Iron & Steel Raw Materials and Non-Ferrous Metals Segment above.

3. Financial Conditions

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of March 31, 2006 increased by ¥980.2 billion to ¥8,573.6 billion compared to ¥7,593.4 billion as of March 31, 2005.

Total current assets as of March 31, 2006 increased by ¥326.1 billion to ¥4,746.8 billion compared to ¥4,420.7 billion as of March 31, 2005 due mainly to increases in trade receivables, inventories and derivative assets primarily at subsidiaries of the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, the Energy Segment and the Logistics & Financial Markets Segment, reflecting higher market prices and increased business transactions.

Total current liabilities as of March 31, 2006 increased by ¥229.1 billion to ¥3,510.9 billion compared to ¥3,281.8 billion as of March 31, 2005, primarily because of increases in trade payables and derivative liabilities corresponding to increase in the above-mentioned current assets. As a result of above, working capital, or current assets minus current liabilities, as of March 31, 2006 was ¥1,235.9 billion, a ¥97.0 billion increase compared to ¥1,138.9 billion as of March 31, 2005.

Total Investments and non-current receivables, property and equipment—at cost, intangible assets less accumulated amortization, deferred tax assets—non current and other assets totaled ¥3,826.7 billion as of March 31, 2006, a ¥654.0 billion increase compared to ¥3,172.7 billion as of March 31, 2005, mainly due to the following factors:

•	Out of total investments and non-current receivables, investments in and advances to associated companies as of March 31, 2006 was ¥1,300.6 billion, a ¥327.4 billion increase compared to ¥973.2 billion as of March 31, 2005. This increase was primarily caused by capital expenditure into core businesses of mineral resources and energy related projects and infrastructure projects under the current Medium-term Plan such as:

-	the Sakhalin II project for ¥102.4 billion (including effect from foreign exchange translation by ¥18.9 billion);

-	participation into Goro Nickel Project for ¥7.8 billion;

-	acquisition of Saltend power plant for ¥13.7 billion (including effect from foreign exchange translation by ¥0.6 billion): and

-	purchase of shares of Thai Tap Water Supply Company Limited for ¥11.0 billion.

Other “non-cash” items such as increases corresponding to equity in earnings and improvement in foreign exchange translation adjustments (including the above-mentioned ¥18.9 billion effect regarding the Sakhalin II project), unrealized holding gains on securities reported by associated companies totaled approximately ¥160 billion.

Other investments were ¥935.7 billion, a ¥275.5 billion increase compared to ¥660.2 billion as of March 31, 2005. This was due to purchase of shares in Seven-Eleven Japan Co., Ltd. and Ito-Yokado Co., Ltd. for ¥50.0 billion, participation in Equatorial Guinea LNG project amounting to ¥15.9 billion, and purchase of shares in Tokyo Broadcasting System, Inc. for ¥6.0 billion and the combined total of approximately ¥170 billion of an increase in unrealized holding gains on available-for-sale securities and gains on sale in exchange of shares of Seven-Eleven Japan Co., Ltd. and Ito-Yokado Co., Ltd. for newly issued Seven & I Holdings Co., Ltd. shares.

For the year ended March 31, 2006, the Group acquired a real estate in the United Kingdom and rolling stock, thus, property leased to others increased by ¥35.4 billion over March 31, 2005.

•	Property and equipment—at cost as of March 31, 2006 increased by ¥83.5 billion to ¥746.2 billion compared to ¥662.7 billion as of March 31, 2005 principally due to increase in machinery and equipment of Enfield oil project in Western Australia by ¥29.5 billion (including effect from foreign exchange translation by ¥7.7 billion) and equipment for iron ore and coal mining property and equipment in Australia by ¥30.6 billion.

Long-term debt, less current maturities as of March 31, 2006 increased by ¥6.0 billion to ¥2,910.9 billion compared to ¥2,904.9 billion as of March 31, 2005 primarily because of increases in borrowings from financial institutions, which corresponded to funding for the above-mentioned investments and acquisitions of fixed assets.

Shareholders’ equity as of March 31, 2006 increased by ¥555.1 billion to ¥1,677.9 billion compared to ¥1,122.8 billion as of March 31, 2005, primarily because of the ¥204.3 billion increase of common stock and capital surplus as a result of issuance of common stock by the Company, the increase in retained earnings by ¥170.8 billion, increase in unrealized holding gains on available-for-sale securities by ¥115.9 billion and net improvement in foreign currency translation adjustments as a result of stronger U.S. dollar and Brazilian Real against Japanese Yen by ¥59.5 billion.

As a result of the above, shareholders’ equity to total assets ratio as of March 31, 2006 increased by 4.8 percentage points to 19.6 % compared to 14.8 % as of March 31, 2005. Net interest-bearing debt, or interest-bearing debt minus cash and cash equivalents and time deposits as of March 31, 2006 was ¥2,831.7 billion, an increased of ¥111.8 billion compared to ¥2,719.9 billion as of March 31, 2005. Net debt-to-equity ratio as of March 31, 2006 was 1.69 times compared to 2.42 times as of March 31, 2005.

Net Debt-to-Equity Ratio

The Group refer to “Net Debt-to-Equity Ratio” (“Net DER”) in this flash report. Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity.

“Net interest bearing debt” is defined as adjusted interest bearing debt described as below less cash and cash equivalents and time deposits. The Group’s interest bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently the Group holds a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for the Group’s management to review the balance between:

•	the Group’s capacity to meet debt repayments; and

•	leverage to improve return on equity in the Group’s capital structure.

To calculate the Group’s adjusted interest bearing debt, the following are the eliminating factors:

•	accounts payables, derivative liabilities and others;

•	capital lease obligations; and

•	SFAS No. 133 fair value adjustment.

The Group eliminates of SFAS No. 133 fair value adjustment because Japanese investors usually evaluate Net DER of other general trading companies in this manner.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be available completely for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditure.

“Net interest bearing debt” and “Net DER” are presented in the table below.

(2) Cash Flows

•	Net cash provided by operating activities for the year ended March 31, 2006 was ¥146.4 billion, a ¥53.7 billion decrease compared to ¥200.1 billion for the corresponding period of the previous year. While the operating income grew steadily, the Group recorded significant increase in trade receivables and inventories for the year ended March 31, 2006.

•	Net cash used in investing activities for the year ended March 31, 2006 was ¥347.3 billion, a ¥123.3 billion increase compared to ¥224.0 billion for the year ended March 2005. The outflow of cash that corresponded to the above-mentioned acquisition of assets included ¥83.5 billion (*) for Sakhalin II project, ¥35.8 billion (*) for iron ore and coal mining projects in Australia, ¥16.0 billion (*) for Equatorial Guinea LNG project, ¥21.8 billion (*) for Enfield oil project in Western Australia, ¥13.1 billion (*) for acquisition of Saltend power plant, for ¥10.9 billion (*) purchase of shares of Thai Tap Water Supply Company Limited and ¥50.0 billion for purchase of the shares of Seven-Eleven Japan Co., Ltd. and Ito-Yokado Co., Ltd.

•	As a result, free cash flow, or sum of net cash provided by operating activities and net cash provided by investing activities, for the year ended March 31, 2006 was net outflow of ¥200.9 billion, a ¥177.0 billion increase in net outflow compared to ¥23.9 billion outflow for the year ended March 31, 2005.

•	During the year ended March 31, 2006, the combined sum of net decrease in short-term debt and long-term debt was ¥79.0 billion. However, the Company raised ¥203.8 billion through issuance of common stock after reduction of issuing expenses, thus, net cash provided by financing activities was ¥92.3 billion after the payments of ¥31.6 billion cash dividends and payments for treasury stock.

As a result, cash and cash equivalents as of March 31, 2006 were ¥697.1 billion, a ¥94.7 billion decrease compared to ¥791.8 billion as of March 31, 2005.

(*)	Cash flows in foreign currencies were translated into yen using the average foreign exchange rates during the year, and therefore differ from the amounts appearing in “Management Policies” and “Assets, Liabilities and Shareholders’ Equity” as above, which were translated by the current rate as of March 31, 2006.

4 Risk Factors

You should note that the risk factors set forth below do not represent all the Group’s risk factors, and changes in economic and other conditions could lead to outcomes that differ from those presented below.

(1) Risk factors derived from changes in market environments

The following are typical risk factors derived from changes in market environments.

The decrease in the volume of trade and the flow of goods and materials resulting from the worldwide economic downturn may adversely impact the Group’s business, results of operations and financial condition.

The Group’s global business activities, including our trading activities are affected by the particular economic conditions of the countries in which the Group operates. The Group is particularly vulnerable to the downward economic trends in Japan. In addition, an economic downturn in China, which has become an increasingly important market for us due to increasing trading and business transactions involving raw steel materials, steel products, chemical products and infrastructure projects, may also adversely affect the Group’s results of operations. An economic downturn, either globally or in any regions in which the Group operate may cause, among other things, a reduction in flow of goods and materials, a decline in private consumption and fixed investment, and subsequently a decrease in demand of the Group’s customers for the Group’s products and services, which may have an adverse impact on the Group’s business, results of operations and financial condition.

Fluctuations in commodity prices can adversely affect the Group’s results of operations and financial condition.

The Group trades in a variety of commodities in the global commodities market including metal, energy, chemical and agricultural products. The Group’s trading activities in these commodities in particular, have a significant impact on the Group’s business operations. As a result, unexpected movements in commodity prices may adversely affect the Group’s business, operating results and financial condition. For instance, the operating results of the Group’s oil and gas are sensitive to the price of crude oil. A decline of U.S.$1 per barrel in the price of crude oil results in a decrease in the Group’s net income of approximately ¥1.6 billion as of the year ending March 31, 2007. And with respect to the Group’s iron ore and coal production, a decline of U.S.$1 per 1 ton in the each price of iron ore and coal results in a decrease in the Group’s net income approximately ¥2.7 billion and ¥0.5 billion respectively for the year ending March 31, 2007. These estimations are based on the assumption of the Group’s annual production from above-mentioned activities calculated and foreign exchange rates during the year ending March 31, 2007, thus the sensitivities to these commodity prices for the year ending March 31, 2007 will vary.

Exchange rate fluctuations may adversely affect the Group’s operating results.

The Group is exposed to risks associated with foreign currency exchange rate fluctuations. Although the Group’s reporting currency is the Japanese yen, a significant portion of the Group’s business operations, consolidated revenues and operating expenses is denominated in currencies other than the Japanese yen. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transactional gains or losses. As the financial statements of overseas subsidiaries are stated in the U.S. dollar, the Australian dollar, the Euro, or other currencies, the Group’s net income may be affected by the fluctuations of these currencies and the Group is exposed to translation risk in the Group’s assets and liabilities denominated in foreign currencies. As a result, exchange rate fluctuations may negatively affect the Group’s operating results.

Changes in interest rates could have an adverse effect on the Group’s operating results.

The Group is exposed to risks associated with interest rate fluctuations, which may affect the Group’s overall operational costs and the value of its financial assets and liabilities, particularly, its debt obligations, which are primarily debt raised in the capital markets and bank loans. The Group utilizes various financial and derivative instruments which are sensitive to interest rate changes. An increase in interest rates, especially in Japan and the United States, may adversely affect the Group’s results of operations.

(2) Risks factors derived from failure to achieve compliance with laws, regulations and rules

Besides the risk factors related to strategic and management decision such as entry to or withdrawal from new market and control of subsidiaries and associated companies, risk factors derived from failure to achieve compliance with laws, regulations and rules could lead to outcome that affect the Group’s operating results and business negatively.

Restrictions under environmental laws and regulations and any accidents relating to the Group’s use of hazardous materials could negatively affect the Group’s business, results of operations and financial condition.

As a global general trading company, the Group is involved in various projects and business transactions worldwide that are subject to extensive environmental laws and regulations. In particular, the Group’s Metal Products & Minerals Segment and Energy Segment may be adversely affected by present or future environmental regulations or enforcements in connection with the Group’s extracting activities. For example, the Group is subject to complex sets of environmental regulations in Australia, Brazil, Russia, and the Middle East. These laws and regulations may require us to perform site clean-ups; require us to curtail or cease certain operations; impose fines and payments for significant environmental damage; require us to install costly pollution control equipment; and require us to modify the Group’s operations.

Mitsui is a shareholder of Coronet Industries Inc. (“Coronet”), a former manufacturer of animal feed supplements. Coronet has been working with the U.S. Environmental Protection Agency (“EPA”) and the State of Florida on an investigation of environmental conditions and former operations at its facility in Florida. In addition, Coronet has been named as a defendant in two civil actions initiated by residents living near the plant. Mitsui, as well as its United States subsidiary, Mitsui & Co. (U.S.A.), Inc., have been named as defendants in one of these actions. These actions are both at their early stages.

Employee misconduct could adversely affect the Group’s results of operations and reputation.

Due to the Group’s size, as well as the operational and geographic breadth of the Group’s activities, the Group’s day-to-day operations are necessarily de-centralized. As a result, the Group cannot fully ensure that the Group’s employees comply with all applicable laws and regulations as well as the Group’s internal policies. For example, the Group’s employees may engage in unauthorized trading activities and exceed the allotted market risk exposure for various commodities or extend an unauthorized amount of credit to a client, which, in either case, may result in unknown losses or unmanageable risks. Moreover, the Group’s employees could engage in various unauthorized activities prohibited under the laws of Japan or other jurisdictions, to which the Group is subject, including export regulations, anticorruption laws, antitrust laws and tax regulations. There can be no assurance that the efforts the Group undertakes to ensure employees’ compliance with applicable laws and regulations as well as the Group’s internal policies will succeed in preventing misconduct by the Group’s employees. Depending on its nature, employees’ misconduct could have negative effects on the Group’s results of operations and reputation.

(3) Other risk factors

Risks associated with transfer price taxation could adversely affect the Group’s results of operations and financial condition.

The Company is currently under an audit by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the North West Shelf LNG Project in Western Australia for the period of six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. As the audit is still in progress, it is not possible at this point to reasonably estimate the amount of potential impact on the Company’s operating results and financial condition. Accordingly, the amount of potential loss and the related allowance are not reflected to the Company’s consolidated financial statements for the year ended March 31, 2006.

5. Outlook for the Year Ending March 31, 2007

With regard to the outlook for the year ending March 31, 2007, the Group anticipates total trading transactions of ¥15,000 billion, increasing ¥114 billion, or 0.8%, compared with ¥14,886 billion for the year ended March 31, 2006, and net income of ¥240.0 billion, increasing ¥37.6 billion, or 18.6%, compared with ¥202.4 billion for the year ended March 31, 2006.

These forecasts assume the average currency exchange rate of ¥110.00 = U.S. $1.00 and an average crude oil price (*) of U.S.$58.00 per barrel (Japan crude cocktail price).

(*)	This JCC price is applied to the sales prices at the Group’s oil and gas producing subsidiaries and associated companies, and the effect of change in JCC price is reflected to their operating results after 3 to 6 months.

For the impact of the price fluctuation of crude oil, iron ore and coal on the Group’s net income, please see “4. Risk Factors—1) Risk factors derived from changes in market environments”.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Overview of our Operations and Principal Activities

We, Mitsui & Co., Ltd.(“Mitsui”) and its subsidiaries, are a general trading company engaging in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating international industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of wide variety of products including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodity and foods & retail, life-style and consumer service. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”), biotechnology and nanotechnology. We also provide a wide range in the area of services of finance, transportation, communication, technology, and support for retail.

As of March 31, 2006, Mitsui has 582 subsidiaries and associated companies as set forth below.

• overseas subsidiaries:	226
• domestic subsidiaries:	150
• overseas associated companies:	121
• domestic associated companies:	85

The following are the major subsidiaries and associated companies by operating segment. The numbers in the parentheses indicate the number of subsidiaries and associated companies included in the respective operating segment

Iron & Steel Products Segment

Subsidiaries (21)

Mitsui Bussan Construction Materials Co., Ltd., Regency Steel Asia Pte Ltd.

Associated companies (19)

Nippon Steel Trading Co., Ltd., Shanghai Bao-Mit Steel Distribution Co., Ltd.

Iron & Steel Raw Materials and Non-Ferrous Metals Segment

Subsidiaries (20)

Mitsui Iron Ore Development Pty. Ltd., Sesa Goa Limited, Mitsui-Itochu Iron Pty. Ltd., Mitsui Coal Holdings Pty. Ltd., Japan Collahuasi Resources B.V., Raw Materials Development Co., Ltd., Mitsui Bussan Raw Materials Development Corp., Mitalco Inc.

Associated companies (17)

Valepar S.A., BHP Mitsui Coal Pty. Ltd., Nippon Amazon Aluminium Co., Ltd.

Machinery & Infrastructure Projects Segment

Subsidiaries (67)

Mitsui Bussan Plant & Project Corp., MBK Project Holdings Ltd., Mitsui Rail Capital Holdings, Inc., Toyota Chile S.A., P.T. Bussan Auto Finance, Mitsui Automotive Europe B.V., Clio Marine Inc., Tombo Aviation Inc., Mitsui Bussan Aerospace Co., Ltd.

Associated companies (53)

P.T. Paiton Energy, IPM Eagle LLP, Toyo Engineering Corporation, Shin Nippon Air Technologies Co., Ltd., Toyota Canada Inc., United Auto Group, Inc., PT Yamaha Indonesia Motor Manufacturing

Chemical Segment

Subsidiaries (40)

P. T. Kaltim Pasifik Amoniak, Novus International, Inc., Fertilizantes Mitsui S.A. Industria e Comercio, Japan-Arabia Methanol Co., Ltd., Nikken Fine Chemicals Co., Ltd., Daito Chemical Co., Ltd., Mitsui Bussan Plastics Co., Ltd., Nippon Trading Co., Ltd., Bussan Nanotech Research Institute Inc.

Associated companies (31)

Agro Kanesho Co., Ltd., TG Missouri Corporation, Advanced Composites, Inc.

Energy Segment

Subsidiaries (22)

Mittwell Energy Resources Pty., Ltd., Mitsui E&P Middle East B.V., Wandoo Petroleum Pty Ltd., Mitsui E&P Australia Pty Limited, Mitsui Gas Development Qatar B.V., Mitsui LNG Nederland B.V., Mitsui Oil Co., Ltd., Mitsui Liquefied Gas Co., Ltd., Kokusai Oil & Chemical Co., Ltd.

Associated companies (10)

Japan Australia LNG(MIMI) Pty. Ltd., Sakhalin Energy Investment Company Ltd., Mitsui Oil Exploration Co., Ltd., Kyokuto Petroleum Industries, Ltd., United Petroleum Development Co., Ltd.

Foods & Retail Segment

Subsidiaries (29)

Mitsui Norin Co., Ltd., MITSUI FOODS CO., LTD., WILSEY FOODS, INC., DAI-ICHI BROILER CO., LTD., VENDOR SERVICE Co., Ltd.

Associated companies (14)

MIKUNI COCA-COLA BOTTLING CO., LTD., Mitsui Sugar Co., Ltd.

Lifestyle, Consumer Service, Information, Electronics and Telecommunication Segment

Subsidiaries (44)

Mitsui Bussan Inter-fashion Ltd., Bussan Real Estate Development Co., Ltd., MBK REAL ESTATE Ltd., Mitsui Bussan House-Techno, Inc., Telepark Corp., Mitsui Knowledge Industry Co., Ltd., NextCom K.K., Mitsui Electronics Inc., TOYO Officemation, Inc.

Associated companies (42)

ALCANTARA S.p.A., QVC JAPAN INC., AIM Services Co., Ltd., Sumisho & Mitsuibussan Kenzai Co., Ltd., Nihon Unisys, Ltd., Moshi Moshi HotLine, Inc.

Logistics & Financial Markets Segment

Subsidiaries (36)

Mitsui & Co. Energy Risk Management Ltd., Mitsui & Co. Precious Metals, Inc., Mitsui Bussan Futures Ltd., Nitto Logistics Co., Ltd., Mitsuibussan Insurance and Consulting Co., Ltd., Tri-Net (Japan) Inc.

Associated companies (5)

Mitsui Leasing & Development, Ltd., Quintiles Transnational Japan K.K.

Americas Segment

Trading subsidiaries (9)

Mitsui & Co.(U.S.A.), Inc., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A.

Subsidiaries (30)

Mitsui Steel Holdings, Inc., Mitsui Steel, Inc., Channel Terminal Corp., CornerStone Research & Development, Inc., Westport Petroleum Inc., Portac, Inc.

Associated companies (2)

Europe Segment

Trading subsidiaries (10)

Mitsui & Co. Europe PLC, Mitsui & Co. UK PLC, Mitsui & Co. Deutschland GmbH

Subsidiaries (6)

Associated companies (6)

Asia Segment

Trading subsidiaries (16)

Mitsui & Co. (Hong Kong) Ltd., Mitsui & Co. (Thailand) Ltd., Mitsui & Co. (Taiwan) Ltd., Mitsui & Co. (Shanghai) Ltd., Mitsui & Co. (China) Ltd.

Subsidiaries (6)

Associated companies (6)

Other Overseas Areas Segment

Trading subsidiaries (8)

Mitsui & Co. (Australia) Ltd., Mitsui & Co. (Middle East) E.C.

Subsidiaries (1)

Associated companies (0)

All Other

Subsidiaries (11)

Mitsui & Co. Financial Services Ltd.

Associated companies (1)

Statements of Consolidated Income

(Unaudited)

(Millions of Yen)

	Year Ended March 31, 2006	Year Ended March 31, 2005	Comparison with previous period
			Amount	%
Revenues :
Sales of products	¥3,479,631	¥2,964,067	¥515,564
Sales of services	512,270	434,069	78,201
Other sales	123,577	96,498	27,079

Total revenues	4,115,478	3,494,634	620,844	17.8

<Total Trading Transactions :>
<Year Ended March 31, 2006, ¥ 14,885,728 million;>
<Year Ended March 31, 2005, ¥ 13,583,948 million>

Cost of Revenues :
Cost of products sold	3,111,184	2,670,124	441,060
Cost of services sold	130,461	68,800	61,661
Cost of other sales	57,216	46,789	10,427

Total cost of revenues	3,298,861	2,785,713	513,148	18.4

Gross Profit	816,617	708,921	107,696	15.2

Other Expenses (Income) :

Selling, general and administrative	550,769	509,620	41,149
Provision for doubtful receivables	48	8,783	(8,735)
Interest expense, net of interest income	21,593	7,875	13,718
Dividend income	(30,711)	(24,568)	(6,143)
Gain on sales of securities - net	(37,853)	(36,450)	(1,403)
Loss on write-down of securities	10,643	16,544	(5,901)
Gain on disposal or sales of property and equipment - net	(5,993)	(6,530)	537
Impairment loss of long-lived assets	36,056	20,589	15,467
Compensation and other charges related to DPF incident	9,000	36,000	(27,000)
Other expense - net	9,883	8,002	1,881

Total other expenses	563,435	539,865	23,570

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	253,182	169,056	84,126	49.8

Income Taxes:
Current	106,507	63,317	43,190
Deferred	18,208	38,496	(20,288)

Total	124,715	101,813	22,902

Income from Continuing Operations before Minority Interests and Equity in Earnings	128,467	67,243	61,224	91.0

Minority Interests in Earnings of Subsidiaries	(21,537)	(17,601)	(3,936)

Equity in Earnings of Associated Companies - Net (After Income Tax Effect)	94,248	64,302	29,946

Income from Continuing Operations	201,178	113,944	87,234	76.6

Income from Discontinued Operations - Net (After Income Tax Effect)	1,231	7,192	(5,961)

Net Income	¥202,409	¥121,136	¥81,273	67.1

Consolidated Balance Sheets

(Unaudited)

(Millions of Yen)

Assets

	March 31, 2006	March 31, 2005	Increase/ (Decrease)
Current Assets:
Cash and cash equivalents	¥697,065	¥791,810	¥(94,745)
Time deposits	37,028	28,067	8,961
Marketable securities	26,860	28,077	(1,217)
Trade receivables:
Notes and loans, less unearned interest	439,187	450,678	(11,491)
Accounts	1,997,093	1,863,742	133,351
Associated companies	169,709	197,015	(27,306)
Allowance for doubtful receivables	(26,703)	(22,519)	(4,184)
Inventories	695,754	596,876	98,878
Advance payments to suppliers	92,150	90,901	1,249
Deferred tax assets—current	32,569	46,410	(13,841)
Derivative assets	320,134	153,054	167,080
Other current assets	265,985	196,568	69,417

Total current assets	4,746,831	4,420,679	326,152

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,300,587	973,219	327,368
Other investments	935,675	660,230	275,445
Non-current receivables, less unearned interest	444,487	544,615	(100,128)
Allowance for doubtful receivables	(84,513)	(100,066)	15,553
Property leased to others—at cost, less accumulated depreciation	218,583	183,175	35,408

Total investments and non-current receivables	2,814,819	2,261,173	553,646

Property and Equipment—at Cost:
Land, land improvements and timberlands	203,170	207,115	(3,945)
Buildings, including leasehold improvements	349,904	317,576	32,328
Equipment and fixtures	472,069	429,315	42,754
Mineral rights	80,953	78,303	2,650
Vessels	22,376	21,002	1,374
Projects in progress	55,278	35,727	19,551

Total	1,183,750	1,089,038	94,712
Accumulated depreciation	(437,581)	(426,350)	(11,231)

Net property and equipment	746,169	662,688	83,481

Intangible Assets, less Accumulated Amortization	98,811	104,257	(5,446)
Deferred Tax Assets—Non-current	47,947	29,641	18,306
Other Assets	119,001	114,949	4,052

Total	¥8,573,578	¥7,593,387	¥980,191

(Millions of Yen)

Liabilities and Shareholders’ Equity

	March 31, 2006	March 31, 2005	Increase/ (Decrease)
Current Liabilities:
Short-term debt	¥540,797	¥615,353	¥(74,556)
Current maturities of long-term debt	353,185	291,950	61,235
Trade payables:
Notes and acceptances	100,402	113,481	(13,079)
Accounts	1,762,224	1,645,842	116,382
Associated companies	108,252	94,805	13,447
Accrued expenses:
Income taxes	63,739	47,160	16,579
Interest	22,485	19,570	2,915
Other	72,848	75,299	(2,451)
Advances from customers	104,500	100,681	3,819
Derivative liabilities	214,460	154,770	59,690
Other current liabilities	168,049	122,865	45,184

Total current liabilities	3,510,941	3,281,776	229,165

Long-term Debt, less Current Maturities	2,910,890	2,904,923	5,967

Accrued Pension Costs and Liability for Severance Indemnities	36,769	39,467	(2,698)

Deferred Tax Liabilities—Non-current	318,911	143,566	175,345

Minority Interests	118,160	100,827	17,333

Shareholders’ Equity:
Common stock	295,766	192,493	103,273
Capital surplus	390,488	288,048	102,440
Retained earnings:
Appropriated for legal reserve	38,508	37,018	1,490
Unappropriated	825,306	656,032	169,274
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	216,099	100,179	115,920
Foreign currency translation adjustments	(83,279)	(142,787)	59,508
Minimum pension liability adjustment	(5,417)	(5,691)	274
Net unrealized gains and losses on derivatives	2,439	(1,252)	3,691

Total accumulated other comprehensive income (loss)	129,842	(49,551)	179,393

Treasury stock, at cost	(2,003)	(1,212)	(791)

Total shareholders’ equity	1,677,907	1,122,828	555,079

Total	¥8,573,578	¥7,593,387	¥980,191

Statements of Consolidated Shareholders’ Equity

(Unaudited)

(Millions of Yen)

	Year Ended March 31, 2006	Year Ended March 31, 2005
Common Stock:
Balance at beginning of year	¥192,493	¥192,487
Issuance of common stock	102,576	—
Common stock issued upon conversion of bonds	697	6

Balance at end of year	¥295,766	¥192,493

Capital Surplus:
Balance at beginning of year	¥288,048	¥287,763
Issuance of common stock	101,733	—
Conversion of bonds	695	6
Gain on sales of treasury stock	12	13
Exchange of treasury stock for subsidiary’s stock	—	266

Balance at end of year	¥390,488	¥288,048

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of year	¥37,018	¥36,633
Transfer from unappropriated retained earnings	1,490	385

Balance at end of year	¥38,508	¥37,018

Unappropriated:
Balance at beginning of year	¥656,032	¥549,521
Net income	202,409	121,136
Cash dividends paid	(31,645)	(14,240)
Dividends paid per share:
Year ended March 31, 2006, ¥ 20.0
Year ended March 31, 2005, ¥ 9.0
Transfer to retained earnings appropriated for legal reserve	(1,490)	(385)

Balance at end of year	¥825,306	¥656,032

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect):
Balance at beginning of year	¥(49,551)	¥(101,464)
Unrealized holding gains and losses on available-for-sale securities	115,920	30,450
Foreign currency translation adjustments	59,508	18,667
Minimum pension liability adjustment	274	52
Net unrealized gains and losses on derivatives	3,691	2,744

Balance at end of year	¥129,842	¥(49,551)

Treasury Stock, at Cost
Balance at beginning of year	¥(1,212)	¥(1,662)
Purchases of treasury stock	(862)	(904)
Sales of treasury stock	71	158
Exchange of treasury stock for subsidiary’s stock	—	1,196

Balance at end of year	¥(2,003)	¥(1,212)

Note:	Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

(Millions of Yen)

	Year Ended March 31, 2006	Year Ended March 31, 2005
Summary of Changes in Equity from Nonowner Sources (Comprehensive Income):

Net income	¥202,409	¥121,136

Other comprehensive income (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	115,920	30,450
Foreign currency translation adjustments	59,508	18,667
Minimum pension liability adjustment	274	52
Net unrealized gains and losses on derivatives	3,691	2,744

Changes in equity from nonowner sources	¥381,802	¥173,049

Statements of Consolidated Cash Flows

(Unaudited)

(Millions of Yen)

	Year Ended March 31, 2006	Year Ended March 31, 2005
Operating Activities:
Net income	¥202,409	¥121,136
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,492	66,060
Pension and severance costs, less payments	4,585	(18,575)
Provision for doubtful receivables	48	8,783
Gain on sales of securities - net	(37,853)	(36,450)
Loss on write-down of securities	10,643	16,544
Gain on disposal or sales of property and equipment - net	(5,993)	(6,530)
Impairment loss of long-lived assets	36,056	20,589
Deferred income taxes	18,208	38,496
Minority interests in earnings of subsidiaries	21,537	17,601
Equity in earnings of associated companies, less dividends received	(30,651)	(31,485)
Income from discontinued operations - net (after income tax effect)	(1,231)	(7,192)
Changes in operating assets and liabilities:
Increase in trade receivables	(160,330)	(163,398)
Increase in inventories	(68,764)	(73,375)
Increase in trade payables	84,226	209,689
Other - net	1,014	38,176

Net cash provided by operating activities	146,396	200,069

Investing Activities:
Net (increase) decrease in time deposits	(3,186)	20,324
Net increase in investments in and advances to associated companies	(138,200)	(137,713)
Net increase in other investments	(51,102)	(10,595)
Net decrease (increase) in long-term loan receivables	18,252	(5,282)
Net increase in property leased to others and property and equipment	(173,096)	(90,744)

Net cash used in investing activities	(347,332)	(224,010)

Financing Activities:
Net decrease in short-term debt	(89,419)	(29,113)
Net increase in long-term debt	10,382	215,438
Proceeds from issuance of common stock	203,766	—
Purchases of treasury stock - net	(815)	(764)
Payments of cash dividends	(31,645)	(14,240)

Net cash provided by financing activities	92,269	171,321

Effect of Exchange Rate Changes on Cash and Cash Equivalents	13,922	6,131

Net (Decrease) Increase in Cash and Cash Equivalents	(94,745)	153,511
Cash and Cash Equivalents at Beginning of Year	791,810	638,299

Cash and Cash Equivalents at End of Year	¥697,065	¥791,810

Note:	In accordance with SFAS No.144, the figures for the year ended March 31, 2005 relating to discontinued operations have been reclassified.

Basis of Financial Statements and Summary of

Significant Accounting Policies

(Unaudited)

I. Basis of Financial Statements

The accompanying consolidated financial statements of Mitsui & Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “companies”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

II. Summary of Significant Accounting Policies

(1) Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.

(2) Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Trading securities are carried at fair value and unrealized holding gains and losses are included in earnings.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported as “Unrealized holding gains and losses on available-for-sale securities” in Shareholders’ Equity after income tax effects.

(3) Depreciation

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. Mineral rights are amortized over their respective estimated useful lives, using the straight-line method or the unit-of-production method.

Leasehold improvements are amortized over the lessor of the useful life of the improvement or the term of the underlying lease.

(4) Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

(5) Derivative instruments and hedging activities

All derivative instruments are recognized and measured at fair value as either assets or liabilities and changes in the fair value are currently recognized in earnings or reported as “Net unrealized gains and losses on derivatives” in Shareholders’ Equity after income tax effects, depending on the intended use of the derivative instruments and its resulting hedge designation.

(6) Business combinations and intangible assets

Under provisions of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” all business combinations are accounted for using the purchase method, and goodwill acquired upon business combinations and indefinite-lived intangible assets are tested for impairment annually or more frequently if impairment indicators arise.

(7) Discontinued operations

The companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under “Income from Discontinued Operations—Net (After Income Tax Effect)” in accordance with SFAS No. 144. The amounts in the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the previous periods have been reclassified.

(8) Asset retirement obligations

Under provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations,” the companies record a liability for an asset retirement obligation at fair value in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

(9) Revenue presentation

The revenues are presented in accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19 and are classified by major class as required by the U.S. Securities and Exchange commission (“SEC”) Regulation S-X, Rule 5-03.

(10) Consolidation of variable interest entities

The variable interest entities where the Company or one of its subsidiaries is a primary beneficiary are consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised in December 2003)—an Interpretation of ARB No. 51.”

(11) Reclassification

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Net Income per Share

(Unaudited)

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2006 and 2005:

Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	202,409	1,603,096	126.26

Effect of Dilutive Securities:
1.05% convertible bonds due 2009	587	104,855

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	202,996	1,707,951	118.85

Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	121,136	1,582,473	76.55

Effect of Dilutive Securities:
1.05% convertible bonds due 2009	591	105,311

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	121,727	1,687,784	72.12

Segment Information

(Unaudited)

1.Operating Segment Information

Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

(Millions of Yen)

	Iron & Steel Products	Iron & Steel Raw Materials and Non- Ferrous Metals	Machinery & Infrastracture Projects	Chemical	Energy	Foods & Retail	Life Style, Consumer Service, Information, Electronics and Telecommunication	Logistics & Financial Markets
Total Trading Transactions	1,366,834	1,698,658	2,472,604	2,087,042	1,730,424	1,849,850	1,464,310	116,178
Gross Profit	54,386	110,832	90,557	97,779	84,674	79,941	128,438	51,378
Operating Income (Loss)	26,459	87,195	21,702	34,004	52,045	9,151	24,989	17,554
Equity in Earnings of Associated Companies	2,943	28,728	14,571	3,233	33,827	3,472	3,485	3,951
Net Income (Loss)	19,354	54,667	30,581	12,068	40,929	(3,214)	17,517	13,384

Total Assets at March 31, 2006	563,596	833,271	1,309,180	866,796	1,120,303	721,222	821,315	750,748

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,108,931	427,960	496,551	65,896	14,885,238	7,869	(7,379)	14,885,728
Gross Profit	61,588	22,456	27,370	4,926	814,325	7,122	(4,830)	816,617
Operating Income (Loss)	21,723	4,119	10,667	993	310,601	(3,041)	(41,760)	265,800
Equity in Earnings of Associated Companies	2,126	(174)	121	633	96,916	301	(2,969)	94,248
Net Income (Loss)	12,652	4,898	9,266	14,341	226,443	11,172	(35,206)	202,409

Total Assets at March 31, 2006	455,615	259,541	181,696	62,267	7,945,550	2,539,817	(1,911,789)	8,573,578

Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005) (As restated)

(Millions of Yen)

	Iron & Steel Products	Iron & Steel Raw Materials and Non- Ferrous Metals	Machinery & Infrastracture Projects	Chemical	Energy	Foods & Retail	Life Style, Consumer Service, Information, Electronics and Telecommunication	Logistics & Financial Markets
Total Trading Transactions:
External customers	1,227,833	1,412,428	2,206,031	1,901,950	1,402,521	1,777,144	1,370,456	94,354
Intersegment	116,043	123,314	96,320	408,446	82,231	56,923	45,942	11,172

Total	1,343,876	1,535,742	2,302,351	2,310,396	1,484,752	1,834,067	1,416,398	105,526

Gross Profit	47,290	74,159	82,911	87,112	72,604	85,275	121,751	46,662
Operating Income (Loss)	16,262	51,876	21,564	24,559	35,453	17,847	23,989	18,480
Equity in Earnings of Associated Companies	1,730	20,714	10,035	2,450	24,480	2,167	(286)	2,439
Net Income (Loss)	11,575	35,416	20,920	(6,852)	42,759	10,594	11,805	11,835

Total Assets at March 31, 2005	527,591	699,903	1,068,116	779,930	894,175	605,136	742,571	405,355

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions:
External customers	1,026,282	403,448	643,483	125,779	13,591,709	25,014	(32,775)	13,583,948
Intersegment	494,017	368,812	811,538	550,838	3,165,596	10,674	(3,176,270)	—

Total	1,520,299	772,260	1,455,021	676,617	16,757,305	35,688	(3,209,045)	13,583,948

Gross Profit	49,911	20,657	21,805	4,005	714,142	12,349	(17,570)	708,921
Operating Income (Loss)	14,737	2,412	7,828	363	235,370	(466)	(44,386)	190,518
Equity in Earnings of Associated Companies	1,608	134	106	373	65,950	417	(2,065)	64,302
Net Income (Loss)	12,343	2,930	8,015	5,750	167,090	4,411	(50,365)	121,136

Total Assets at March 31, 2005	445,221	345,917	189,068	81,169	6,784,152	2,312,547	(1,503,312)	7,593,387

Notes:	1. In accordance with SFAS No.144, the figures of “Consolidated Total” for the year ended March 31, 2005 have been reclassified.

The reclassifications to “Income from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

2.      “All Other” includes business activities which primarily provide services, such as financing service and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2006 and 2005 consist primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

3.      Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

4. Transfers between operating segments are made at cost plus a markup.

5. Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

6.      Starting from the year ended March 31, 2006, we delegated broad authority and responsibility to the Regional Managing Director, Asia to manage our businesses throughout Asia excluding Japan. Based on this change, business in Asia other than Japan, which was formally included in the “Other Overseas Areas,” is disclosed as a separate region-focused reportable operating segment. Also, starting from the year ended March 31, 2006, Iron & Steel Products and Iron & Steel Raw Materials and Non-Ferrous Metals which formally composed the “Metal Products & Minerals,” and Foods & Retail, which was formally included in “Consumer Products & Services” are disclosed as a separate product- focused reportable operating segment, and Electronics & Information, which was formally included in the “Machinery, Electronics & Information” is aggregated to Life Style and Consumer Service, which were formally included in “Consumer Products & Services” and disclosed as “Life Style, Consumer Service, Information, Electronics and Telecommunication.” Machinery and Infrastracture Projects, which were formally included in “Machinery, Electronics & Information,” are disclosed as “Machinery & Infrastracture Projects.”

The operating segment information for the year ended March 31, 2005 has been restated to conform to the current period presentation.

7.      Since intersegment total trading transactions is no longer used as a measure of segments’ performance reviewed by the chief operating decision maker, it is excluded from segments’ total trading transactions and only those to external customers are presented.

2.Geographic Area Segment Information

Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

(Millions of Yen)

	Japan	North America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated Total
Total Trading Transactions:
Outside	11,869,870	1,337,411	628,178	597,943	155,227	297,099	—	14,885,728
Interarea	1,196,410	397,053	126,960	543,958	363,244	592,514	(3,220,139)	—

Total	13,066,280	1,734,464	755,138	1,141,901	518,471	889,613	(3,220,139)	14,885,728

Operating Income	81,552	27,347	12,001	43,771	74,415	28,569	(1,855)	265,800
Identifiable Assets at March 31, 2006	6,397,100	1,184,308	616,668	632,339	476,613	335,368	(2,369,405)	7,272,991
Investments in and advances to associated companies								1,300,587

Total Assets at March 31, 2006								8,573,578

Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

(Millions of Yen)

	Japan	North America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated Total
Total Trading Transactions:
Outside	10,718,042	1,176,595	626,210	658,437	115,219	289,445	—	13,583,948
Interarea	836,456	406,803	189,695	423,239	283,262	435,531	(2,574,986)	—

Total	11,554,498	1,583,398	815,905	1,081,676	398,481	724,976	(2,574,986)	13,583,948

Operating Income	73,912	28,275	10,160	28,370	32,007	18,363	(569)	190,518
Identifiable Assets at March 31, 2005	5,842,248	977,744	760,174	554,279	373,680	265,908	(2,153,865)	6,620,168
Investments in and advances to associated companies								973,219

Total Assets at March 31, 2005								7,593,387

Notes:

1.	In addition to the disclosure based on SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.

2.	In accordance with SFAS No.144, the results of discontinued operations are eliminated from Total Trading Transactions and Operating Income in each geographic area segment. The figures for the year ended March 31, 2005 have been reclassified.

3.	Other Areas consist principally of Latin America and the Middle East.

4.	Transfers between geographic areas are made at cost plus a markup.

5.	Operating Income reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

Debt and Marketable Equity Securities

(Unaudited)

At March 31, 2006 and March 31, 2005, the aggregate cost, fair value and unrealized holding gains-net on available-for-sale securities and the amortized cost, fair value and unrealized holding gains-net on held-to-maturity debt securities were as follows:

March 31, 2006:

(Millions of Yen)

	Aggregate Cost	Fair Value	Unrealized Holding Gains-net
Available-for-sale:
Marketable equity securities	275,296	591,186	315,890
Foreign debentures, commercial paper and other debt securities	89,823	89,927	104

	Amortized Cost	Fair Value	Unrealized Holding Gains-net
Held-to-maturity debt securities, consisting principally of foreign debentures	11,930	11,930	0

March 31, 2005:

(Millions of Yen)

	Aggregate Cost	Fair Value	Unrealized Holding Gains-net
Available-for-sale:
Marketable equity securities	191,007	333,097	142,090
Foreign debentures, commercial paper and other debt securities	306,922	306,944	22

	Amortized Cost	Fair Value	Unrealized Holding Gains-net
Held-to-maturity debt securities, consisting principally of foreign debentures	1,591	1,591	0

Retirement Benefits

(Unaudited)

1.	Summary of Pension and Other Severance Indemnities Plan

The Company and certain subsidiaries have non-contributory defined benefit pension plans and contributory defined benefit pension plans, covering substantially all employees other than directors. The primary pension plan is the Company’s contributory Corporate Pension Fund (“CPF”) under the Defined Benefit Corporate Pension Law. With the enforcement of the Defined Benefit Corporate Pension Law, the Company merged a non-contributory defined benefit pension plan (the Tax Qualified Pension Plan), which had remained only for retired employees with vested benefits, into CPF on March 31, 2005. In addition, the Company and certain subsidiaries have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement, or earlier termination of employment, and the length of service.

Effective April 2006, the Company converted the portion of pension plan into defined contribution plan and cash balance plan. The Company obtained an approval from the Ministry of Health, Labor and Welfare for the defined contribution plan and made an application to the Ministry of Health, Labor and Welfare for an approval of the cash balance plan.

2.	Retirement Benefit Costs and Retirement Benefit Obligation Recognized in the Consolidated Balance Sheets

(1)	Pension and severance indemnities costs

Net periodic pension costs under defined benefit pension plans of the companies for the years ended March 31, 2006 and 2005 were as follows:

(Millions of yen)
Year ended March 31, 2006 (April 1, 2005 - March 31, 2006)	Year ended March 31, 2005 (April 1, 2004 - March 31, 2005)

11,049	12,279

(2)	Pension and severance indemnities obligation recognized in the Consolidated Balance Sheets

Pension and severance indemnities obligation the companies recognized in the Consolidated Balance Sheets at March 31, 2006 and 2005 were as follows:

(Millions of yen)
	March 31, 2006	March 31, 2005
Intangible assets	63	80
Other assets (prepaid pension costs)	102,439	107,958
Accrued pension costs and liability for severance indemnities	(36,769)	(39,467)
Accumulated other comprehensive loss (before income tax effect)	9,137	9,319

(3)	Actuarial Assumptions

	March 31, 2006	March 31, 2005
Discount rate	Primarily 2.25%	Primarily 2.25%
Expected long-term rate of return on plan assets	Primarily 3.50%	Primarily 3.50%